

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

<u>Via E-Mail</u>
Qinan Ji
Chairman and Chief Executive Officer
China Natural Gas, Inc.
19th Floor, Building B, Van Metropolis
35 Tang Yan Road, Hi-Tech Zone
Xi'an, 710065, Shaanxi Province,
People's Republic of China

> **Re: China Natural Gas, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed October 1, 2010**
> **File No. 001-34373**

Dear Mr. Ji:

We issued a comment to you on the above captioned filing on March 2, 2011. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by April 22, 2011 to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by April 22, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve any material outstanding comment and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding our comment on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief